Exhibit 99.1

Press Release

Sanofi’s rilzabrutinib designated breakthrough therapy in the US and orphan drug in Japan for the treatment of warm autoimmune hemolytic anemia

•	Rilzabrutinib is the first and only investigational BTKi for warm autoimmune hemolytic anemia to be designated Breakthrough Therapy by the FDA
•	Rilzabrutinib helps address complex immune-system dysregulation through multi-immune modulation
•	Rilzabrutinib holds global regulatory designations across multiple rare diseases, underscoring its broad therapeutic potential

Paris, February 9, 2026. The US Food and Drug Administration (FDA) has granted a designation as breakthrough therapy to Wayrilz (rilzabrutinib), a novel oral, reversible Bruton’s tyrosine kinase (BTK) inhibitor, for the treatment of patients with warm autoimmune hemolytic anemia (wAIHA), a rare autoimmune disorder marked by the destruction of red blood cells. The Japanese Ministry of Health, Labour and Welfare has also provided rilzabrutinib an orphan designation for the same condition.

Both designations are based on clinical data from the ongoing LUMINA 2 phase 2b study (clinical study identifier: NCT05002777) assessing the efficacy and safety of rilzabrutinib for patients with wAIHA. In addition, the new LUMINA 3 phase 3 study (clinical study identifier: NCT07086976), is assessing rilzabrutinib compared with placebo in patients with wAIHA. There is currently no approved treatment that specifically targets the underlying cause of this rare autoimmune condition, which can lead to anemia, fatigue, and serious organ damage.

An FDA breakthrough therapy designation is designed to expedite the development and review of medicines in the US intended to treat serious or life-threatening conditions and where preliminary clinical evidence indicates the therapy may demonstrate substantial improvement over available treatment options. Orphan designation in Japan is granted to medicines intended to address rare diseases with high unmet medical need.

“These recognitions highlight the critical unmet need that persists for people living with wAIHA,” said Karin Knobe, Global Head of Development, Rare Diseases. “Furthermore, receiving such designations reinforces our commitment to advancing innovative medicines for rare diseases that currently have limited or no approved treatment options.”

Rilzabrutinib is approved in the US, the EU, and the United Arab Emirates (UAE) under the brand name Wayrilz for the treatment of adults with immune thrombocytopenia (ITP) and is currently under regulatory review for ITP in Japan. Other than the approved ITP indications in the US, EU, and UAE, these uses of rilzabrutinib are investigational and have not been evaluated by any regulatory authority.

The FDA previously granted rilzabrutinib orphan drug designation for autoimmune hemolytic anemia, as well as two other rare diseases, IgG4-related disease (IgG4-RD) and sickle cell disease (SCD). Rilzabrutinib also received FDA fast track designation for ITP and IgG4-RD and EU orphan designation in ITP, autoimmune hemolytic anemia, and IgG4-RD.

About wAIHA

wAIHA is a rare, potentially life-threatening, autoimmune disorder rooted in complex immune system dysregulation. It represents more than half of autoimmune hemolytic anemia cases. In wAIHA, autoantibodies lead to the premature destruction of the body’s own red blood cells (hemolysis), sometimes faster than the bone marrow can replace them. In the US and EU, autoimmune hemolytic anemia is estimated to affect four to 24 people out of 100,000, while in Japan it is rarer, affecting three to 10 people per million. People living with wAIHA may experience debilitating fatigue, dizziness, palpitations, and shortness of breath, and may face complications such as thromboembolism.

About rilzabrutinib

Rilzabrutinib, Wayrilz where approved, is a novel, oral, reversible covalent BTK inhibitor that has the potential to be an effective new medicine for several rare immune-mediated or inflammatory diseases by working to restore immune balance via multi-immune modulation. BTK, expressed in B cells, macrophages, and other innate immune cells, plays a critical role in multiple immune-mediated disease processes and inflammatory pathways. With the application of the TAILORED COVALENCY® technology, rilzabrutinib can selectively inhibit the BTK target. Wayrilz is now approved for the treatment of immune thrombocytopenia (ITP) in the US, the EU, and the UAE. Regulatory review for use in ITP is currently ongoing in Japan.

In addition to ITP and wAIHA, rilzabrutinib is being studied across a variety of rare diseases, including IgG4-RD and SCD. These additional indications are currently under investigation and have not been approved by regulatory authorities.

WAYRILZ (rilzabrutinib) Consumer Important Safety Information

What is WAYRILZ?

WAYRILZ is a prescription medicine that is used to treat adults with persistent or chronic immune thrombocytopenia (ITP) who received a prior treatment that did not work well enough.

It is not known if WAYRILZ is safe and effective in children.

IMPORTANT SAFETY INFORMATION

What should I tell my healthcare provider before taking WAYRILZ?

Tell your healthcare provider about all of your medical conditions, including if you:

•	have liver problems
•	have kidney problems
•

are pregnant or plan to become pregnant. WAYRILZ may harm your unborn baby. If you are able to have a baby, your healthcare provider will do a pregnancy test before starting treatment with WAYRILZ. Females who are able to become pregnant should use an effective birth control during treatment with WAYRILZ and for 1 week after the last dose.

•	are breastfeeding or plan to breastfeed. Do not breastfeed during treatment with WAYRILZ and for at least 1 week after the last dose.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements. Taking WAYRILZ with certain other medicines may affect how WAYRILZ works and can cause side effects. WAYRILZ may also affect how other medicines work.

What should I avoid while taking WAYRILZ?

You should avoid grapefruit, starfruit and products that have these fruits, and Seville oranges (often used in marmalades) during treatment with WAYRILZ. These products may increase the amount of WAYRILZ in your blood, which increases the risk of side effects of WAYRILZ.

What are the possible side effects of WAYRILZ?

WAYRILZ may cause serious side effects, including:

•

Serious infections. WAYRILZ can increase the risk of infections, including serious infections that can lead to death. Your healthcare provider will check you for signs and symptoms of infection during your treatment with WAYRILZ. Tell your healthcare provider right away if you get any signs or symptoms of infection, including fever, chills, or flu-like symptoms.

•

Liver problems including Drug-Induced Liver Injury (DILI). Liver problems, which may be severe, life-threatening, or lead to death have happened in people treated with Bruton’s tyrosine kinase (BTK) inhibitors. Your healthcare provider will do blood tests to check your liver before and as necessary during treatment with WAYRILZ. Tell your healthcare provider right away if you have any signs or symptoms of liver problems, including stomach-area (abdominal) pain or discomfort, dark or “tea-colored” urine, or yellowing of the skin or the white part of your eyes.

The most common side effects of WAYRILZ include diarrhea, nausea, headache, stomach area (abdominal) pain, and COVID-19.

These are not all of the possible side effects of WAYRILZ.

Please see enclosed full Prescribing Information, including Patient Information.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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